

Summary Prospectus August 1, 2012

Pear Tree Polaris Foreign Value Small Cap Fund Ordinary Shares: QUSOX
Institutional Shares: QUSIX

Before you invest, you may want to review the Fund's prospectus, which contains more information about the Fund and its risks. You can find the Fund's prospectus and other information about the Fund online at *www.peartreefunds.com*. You may also obtain this information at no cost by calling 1-800-326-2151 or by sending an email request to *info@peartreefunds.com*. The current prospectus and statement of additional information dated August 1, 2012 are incorporated by reference into this summary prospectus.

Investment Objective: Long-term growth of capital and income.

Fee Table and Expenses of Foreign Value Small Cap Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of Foreign Value Small Cap Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Ordinary Shares	Institutional Shares
Management Fees	1.00%	1.00%
Distribution (12b-1) Fees	0.25%	None
Other Expenses	(0.45)%	(0.43)%
Total Annual Fund Operating Expenses	1.70%	1.43%

Example

This example is intended to help you compare the cost of investing in Foreign Value Small Cap Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Foreign Value Small Cap Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5 percent return each year and that Foreign Value Small Cap Fund's operating expenses remain the same as set forth in the table above. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Ordinary Class	$173	$536	$923	$2,009
Institutional Class	$146	$452	$782	$1,713

Portfolio Turnover

Foreign Value Small Cap Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect Foreign Value Small Cap Fund's performance. During the most recent fiscal year, Foreign Value Small Cap Fund's portfolio turnover rate was 22 percent of the average value of its portfolio.

Principal Investment Strategies

Under normal market conditions, Foreign Value Small Cap Fund invests at least 80 percent of its net assets (plus borrowings for investment purposes) in common stock, warrants, and rights derivative of or convertible into common stocks, in each case issued by foreign markets

issuers. Foreign Value Small Cap Fund defines a foreign markets issuer to be an issuer that derives at least 50 percent of its gross revenues or profits from goods or services produced in non-U.S. markets or from sales made in non-U.S. markets. Foreign Value Small Cap Fund generally will be invested in issuers in ten or more foreign countries. Foreign Value Small Cap Fund considers a small-cap company to be a company having a market capitalization at time of purchase between $50 million to $2 billion.

Foreign Value Small Cap Fund's sub-adviser uses a three-step investment decision making process, with the objective to identify companies with the most undervalued streams of sustainable cash flow. First, it employs proprietary quantitative investment technology to evaluate data, such as cash flow and interest rates, to produce a ranking of country and industry sectors. Second, it uses traditional valuation criteria to regularly screen a database of more than 16,000 companies worldwide to identify a pool of approximately 250 or more securities with the greatest potential for undervalued streams of sustainable cash flow or assets. Third, the sub-adviser conducts rigorous fundamental research on the pool of companies identified by the first two steps of the investment process. The sub-adviser also maintains a "watch-list" of companies which may be used if the valuation of a company held in Foreign Value Small Cap Fund's portfolio falls below established limits.

Foreign Value Small Cap Fund's sub-adviser may utilize options. The extent of the sub-adviser's use of options may vary over time based on the sub-adviser's assessment of market conditions and other factors. Foreign Value Small Cap Fund may also buy and sell forward foreign currency exchange contracts in connection with its investments.

Foreign Value Small Cap Fund may invest in other derivatives, that is, a security or instrument whose value is determined by reference to the value or the change in value of one or more securities, currencies, indices or other financial instruments. Foreign Value Small Cap Fund also may lend its securities. Foreign Value Small Cap Fund may hold cash, or it may manage its cash by investing in cash equivalents and money market funds. Foreign Value Small Cap Fund also may take temporary defensive positions that are inconsistent with its principal investment strategies.

Principal Investment Risks

It is possible to lose money by investing in Foreign Value Small Cap Fund. An investment in Foreign Value Small Cap Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Market, Industry and Specific Holdings. The share price of Foreign Value Small Cap Fund may fall because of weakness in the stock markets, generally, weaknesses with respect to a particular industry in which Foreign Value Small Cap Fund has significant holdings, or weaknesses associated with one or more specific companies in which Foreign Value Small Cap Fund may have substantial investments.

Foreign Investing. Foreign Value Small Cap Fund's investments in foreign securities (including ADRs) may be adversely affected by political and economic conditions overseas, reduced liquidity, or decreases in foreign currency values relative to the U.S. dollar. These risks are especially acute for emerging markets securities.

Value Stock Investing. A value investment style periodically comes into and falls out of favor with investors. Value stocks generally carry the risk that the market will not recognize their intrinsic value or that they are actually appropriately priced at a low level.

Small-Capitalization Securities. Investments in small-capitalization companies typically present greater risks than investments in larger companies and, as a result, the performance of Foreign Value Small Cap Fund may be more volatile than a fund that invests only in large- and mid-cap stocks.

Liquidity Risk. Foreign Value Small Cap Fund may not be able to sell some or all of its securities at desired prices or may be unable to sell the securities at all.

Active Management Risk. The sub-adviser's judgments about the attractiveness, value, or potential appreciation of Foreign Value Small Cap Fund's investments may prove to be incorrect.

Non-Diversification. Foreign Value Small Cap Fund is "non-diversified", which means that it may invest a higher percentage of its assets in a smaller number of issuers. As a result, a decline in the value of the securities of one issuer could have a significant negative effect on Foreign Value Small Cap Fund.

Sector. Foreign Value Small Cap Fund may have significant investments in one or more specific industry sectors, subjecting it to risks greater than general market risk.

Securities Lending. Securities lending involves two primary risks: investment risk and borrower default risk. Investment risk is the risk that Foreign Value Small Cap Fund will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that Foreign Value Small Cap Fund will lose money due to the failure of a borrower to return a borrowed security in a timely manner.

Derivatives. Foreign Value Small Cap Fund's investments in currency futures, options and other derivative instruments are subject to a number of risks, such as counterparty risk, the risk of mispricing or improper valuation, and the risk that the value of the instrument may not increase or decrease as expected.

Please refer to "Fund Objectives, Strategies and Risks" in the Prospectus for further details.

Performance

The following bar charts and tables indicate some of the risks of investing in Foreign Value Small Cap Fund by showing changes in Foreign Value Small Cap Fund's performance over time (Foreign Value Small Cap Fund commenced operations on May 1, 2008, therefore only two calendar years of performance is reported). The tables also compare Foreign Value Small Cap Fund's performance to a broad measure of market performance that reflects the type of securities in which Foreign Value Small Cap Fund invests. Of course, past performance does not necessarily indicate how Foreign Value Small Cap Fund will perform (before and after taxes) in the future. *Updated performance information is available at* www.peartreefunds.com.

Annual Return Ordinary Class (Calendar year ended December 31) Returns for Institutional Shares will differ from the Ordinary Share returns due to differences in expenses between the classes.



Calendar year-to-date return of the Ordinary Shares of Foreign Value Small Cap Fund as of 6/30/2012 is 8.17%

| Best Quarter: | Q2 2009 | 53.73 |
| Worst Quarter: | Q4 2008 | –28.49 |

Average Annual Total Returns for the periods ended December 31, 2011

	1 Year	Life of the Fund Since May 1, 2008
Ordinary Shares Before Taxes	(20.02)%	(1.66)%
Ordinary Shares After Taxes on Distributions	(21.30)%	(2.29)%
Ordinary Shares After Taxes on Distributions and Sale of Fund Shares	(10.87)%	(1.32)%
Institutional Shares Before Taxes	(19.86)%	(1.46)%
S&P EPAC Index	(14.38)%	(5.50)%

After-tax returns. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state or local taxes. Actual after-tax returns may differ depending on your individual circumstances and may differ from those shown. The after-tax returns shown are not relevant if you hold your shares in a retirement account or in another tax-deferred arrangement. After-tax returns are shown only for Ordinary Shares and after-tax returns for Institutional Shares may vary. Actual after-tax returns may differ depending on your individual circumstances.

Management

Foreign Value Small Cap Fund is managed by Pear Tree Advisors, Inc. Foreign Value Small Cap Fund is sub-advised by Polaris Capital Management, LLC ("Polaris"). The following employees of Polaris serve as the portfolio managers of Foreign Value Small Cap Fund:

Investment Team	Position at Polaris	Manager of the Fund Since
Bernard R. Horn, Jr.	President and Chief Investment Officer	2008
Sumanta Biswas, CFA	Vice President and Assistant Portfolio Manager	2008
Bin Xiao, CFA	Assistant Portfolio Manager	2012

Buying and Selling Fund Shares

You may buy or sell shares of Foreign Value Small Cap Fund on any business day by contacting the Pear Tree Funds, through mail or by phone, or through your broker or financial intermediary. Generally, purchase and redemption orders with respect to Fund shares are processed at the net asset value next calculated after an order is received.

Initial Investment Minimum

Ordinary Class: $2,500 or
Ordinary Class Retirement Accounts: $1,000

Institutional Class: $1,000,000

Ongoing Investment Minimum
Both Classes: 50 shares

Contact Information

Mail: Pear Tree Funds
Attention: Transfer Agent
55 Old Bedford Road, Suite 202
Lincoln, MA 01773
Telephone: 1-800-326-2151
Website: www.peartreefunds.com

Tax Information

Foreign Value Small Cap Fund's distributions may be taxable as ordinary income or capital gains, except when your investments is through an IRA, 401(k) or other tax-advantaged investment plan. These tax-advantaged plans may be taxed at a later date based upon your individual circumstances.

Payments to Broker-Dealers and other Financial Intermediaries

If you purchase shares of Foreign Value Small Cap Fund through a broker-dealer or other financial intermediary (such as a bank), Foreign Value Small Cap Fund and its related companies my pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend Foreign Value Small Cap Fund over another investment. Ask your salesperson or visit your financial intermediary's internet site for more information.